Exhibit 99.1

Globant acquires Clarice Technologies, a
unique innovative software product
development company

Globant signs an agreement to acquire Clarice Technologies to reinforce its focus in User Experience, Design and Technology.

Globant expands its delivery capabilities for the first time out of the Americas by acquiring a company with operations in India

San Francisco – May 14th, 2015: Globant (NYSE: GLOB), a new-breed technology services provider focused on delivering innovative software, today announced a definitive agreement to acquire Clarice Technologies, an innovative software product development company.

This acquisition reflects Globant’s unique focus on developing solutions that leverage emerging technologies and trends, and on building software for global brands that brings together engineering, design and innovation to meet scale.

“Clarice Technologies is a company that shares our vision and recognizes the importance of creating products that not only are robust in terms of engineering but also appealing for the user. They share our passion for innovation, for new technologies, for design and they combine in their team recognized professionals in UX and Design with Technology Subject Matter Experts”, stated Martín Migoya, Globant CEO and Co-founder. “This new endeavor not only reinforces our positioning as the only pure play in these new and emerging technologies, it also strengthens our vision of building a global team with the best talent of the world, regardless their geographic location. Being a pure play in next-gen technologies is not about focusing on a specific region, it’s about being a global company and having the best talent in our team.”

“As Martín said, we are constantly looking for special and extraordinary teams from all over the world. We want professionals that have the creativity and outstanding skills needed to create amazing products. We saw that uniqueness in Clarice: their team and experienced leadership shares our passion for innovation, our values and our culture. Clarice is truly a ‘Glober’ company, also a pure play on emerging technologies”, added Martín Umaran, Globant Chief of Staff and co-founder. “Their focus will help us increase the depth of our capabilities in Mobile, IoT and UX, in addition to providing strong delivery capabilities in India, which we believe will result in better and expanded services to our U.S. and global customers. On top of that, they are very strong in serving emerging and well-established technology companies. We are thrilled to have them on board”.

Founded in 2008, Clarice Technologies has offices in California, U.S., and Pune and Bangalore in India. The Company has developed deep know-how in some of the most innovative technology trends, and has applied this knowledge working for many Fortune 500 companies. As a proof of their focus on innovative solutions, it received Red Herring Global Top 100 award in 2013, Deloitte Technology Fast 50 award in 2014 and Gartner included Clarice Technologies in their “Cool Vendors in Application Services” Report, in 2015.

Sandeep Chawda, Clarice Technologies CEO and co-founder, added: “Since founding Clarice our focus has been to become a leader in building innovative solutions that bring together design and cutting-edge technologies. Globant is an extraordinary company that shares this passion and has a unique and differential approach to creating software. Their growth story and focus on emerging technologies and trends make them our perfect match, so we are thrilled with the possibilities that will open in front of us. We are excited to be joining a team that has our same values and devotion to innovation and can’t wait to continue working together with Globant to create the best company in the creation of innovative software products”.

Shashank Deshpande, Co-Founder & President of Clarice Technologies added: “Clarice’s key virtue of ‘Design-led Innovation’ perfectly aligns with Globant, a company where engineering, design and innovation meet scale. We are super excited to be part of a team that shares similar values, culture & focus. We look forward to the immense possibilities that this will open up for our team as well as customers.”

About Globant

We are a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends. We combine the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Globant is the place where engineering, design and innovation meet scale. In only 12 years, we created a company that:

●	Has more than 4,000 professionals working for companies like Google, LinkedIn, JWT, EA and Coca Cola, among others

●	Was recognized as one of the top 10 innovative companies in South America by Fast Company
●	Was included in the 2010 Cool Vendor in Business Process Services Report by Gartner; and
●	Was featured as a case study at Harvard, MIT and Stanford.